Resolutions Adopted by the Board of Trustees of Harris Associates Investment Trust on October 21, 2009

WHEREAS, Harris Associates Investment Trust (the “Trust”) is insured against loss arising from larceny or embezzlement under an investment company asset protection bond issued by Federal Insurance Company (the “Bond”) insuring the Trust in the amount of $10,000,000 per occurrence; and

WHEREAS the board of trustees has considered the adequacy of the Bond with due consideration to (i) the amount and type of coverage provided by the Bond, (ii) the aggregate value of the assets of the Trust to which any person covered by the Bond may have access, (iii) the types and terms of the arrangements made by the Trust for the custody and safekeeping of its assets, (iv) the nature of the securities in each Fund’s portfolio, (v) the nature and method of conducting the Trust’s operations, and (vi) the accounting procedures and controls of the Trust.

RESOLVED, that $10,000,000 per occurrence of fidelity bond coverage is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Trust in accordance with Section 17(g) of and Rule 17g-1 under the Investment Company Act of 1940.

RESOLVED FURTHER, that the form of the Bond is approved.

RESOLVED FURTHER, that the Secretary of the Trust is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the Investment Company Act.